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EXHIBIT A

00565

Articles of Amendment
of Articles of Incorporation of
Command Electronics, Inc.

I Richard Pomije, the President of Command Electronics, Inc., a Minnesota corporation, do hereby certify that by resolutions in lieu of a special meeting of the sole shareholder and sole director of said corporation effective as of January 28, 1997, the following resolutions were adopted in writing by the sole shareholder and sole director, pursuant to Minnasota Statutes, Chapter 302A:

RESOLVED, that Article VI of the Articles of Incorporation of this corporation shall be amended to read as follows:

Article VI

The aggregate number of shares that this corporation has the authority to issue is twenty million (20,000,000), with a par value of One Cent ($0.01) per share.

RESOLVED, that Article VII of the articles of Incorporation shall be amended as follows:

Article VII

The Board of Directors shall have the authority to establish more than one class or series of shares of this corporation, and the different classes and series shall have such relative rights and preferences, with such designations, as the Board may by resolution provide. Except as may be otherwise provided by the Board in a resolution establishing a class or series, shareholders shall have no preemptive rights. There shall be no cumulative voting by shareholders for the election of directors.

RESOLVED, that Article X of the Articles of Incorporation of this corporation shall be amended as follows:

The Board of Directors shall be vested with the power to make, alter, amend or rescind all or any of the By-Laws of this corporation, subject to the power of the shareholders to change or repeal such By-Laws; provided, the Board of Directors shall not make or alter any By-Law fixing their number, qualifications, classification, or term of office.

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AR 1/31/97

RESOLVED, that a new Article XII of the Articles of Incorporation of this corporation shall be amended as follows: 00566

Article XII

A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director. The foregoing shall not be deemed to eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 302A.559 or 80A.23 of Minnesota Statutes, (iv) for any transaction from which the director derived any improper personal benefit, or (v) for any act or omission occurring prior to the effective date of this Article XII. Any repeal or modification of this paragraph by the shareholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

RESOLVED FURTHER, that the President of this corporation is authorized and directed to make and execute Articles of Amendment embracing the foregoing resolutions and to cause such Articles of Amendment to be filed for record in the manner required by law.

IN WITNESS WHEREOF, I have hereto set my hand this 21 day of January, 1997.

President

STATE OF MINNESOTA
DEPARTMENT OF STATE
FILED
JAN 31 1997
Secretary of State

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